UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Director Declaration

The Company hereby announces that Tim Score, Pearson's Senior Independent Director and Chair of the Audit Committee, was appointed as a Non-Executive Director of Bridgepoint Group plc on 25 June 2021 which has, today, been admitted to the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange. Tim has also been appointed as Chair of the Audit and Risk Committee of Bridgepoint Group plc.

This notification is made in accordance with LR 9.6.14.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 July 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary